UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Stellantis N.V.
(Name of Issuer)

Common Shares, nominal value of €0.01 each

(Title of Class of Securities)

N82405106

(CUSIP Number)

Thierry Mabille de Poncheville
Deputy Chief Executive Officer
Établissements Peugeot Frères S.A.
66, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France
+33 6 07 48 38 77

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Adam O. Emmerich
John L. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

April 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
Établissements Peugeot Frères S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC and CO

(1)       The amount reported includes 224,228,121 common shares, nominal value of €0.01 each (the “Common Shares”), of Stellantis N.V. (“Stellantis” or the “Issuer”) directly held by Peugeot 1810 S.A.S. (“Peugeot 1810”) and beneficially owned by Établissements Peugeot Frères S.A. (“EPF”), with respect to which EPF may be deemed to have sole dispositive power and voting power.

(2)       Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of March 3, 2021, as reported by Stellantis on its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2021.

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
Peugeot Invest S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)         The amount reported represents 224,228,121 Common Shares of Stellantis directly held by Peugeot 1810 and beneficially owned by Peugeot Invest S.A. (“Peugeot Invest”), with respect to which Peugeot Invest may be deemed to have sole dispositive power and voting power.

(2)         Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of March 3, 2021, as reported by Stellantis on its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 4, 2021.

CUSIP No. N82405106

1	NAMES OF REPORTING PERSONS
Peugeot 1810 S.A.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
224,228,121 (1)

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
224,228,121 (1)

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,228,121 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)        The amount reported represents 224,228,121 Common Shares of Stellantis directly held by Peugeot 1810, with respect to which Peugeot 1810 has sole dispositive power and voting power.

(2)        Based on a total of 3,119,934,695 Common Shares of Stellantis issued and outstanding as of March 3, 2021, as reported by Stellantis on its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 4, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by Établissements Peugeot Frères S.A. (“EPF”), Peugeot Invest S.A. (“Peugeot Invest”) and Peugeot 1810 S.A.S. (“Peugeot 1810” and, together with EPF and Peugeot Invest, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Schedule 13D”), relating to the common shares, nominal value of €0.01 each (the “Common Shares”), of Stellantis N.V. (“Stellantis” or the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Schedule 13D is hereby amended and supplemented as set forth below.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items with respect to which such information is relevant.

ITEM 2.	Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented to add the following information:

“Effective as of March 31, 2021, FFP S.A. has been renamed Peugeot Invest S.A. and Maillot I S.A.S. has been renamed Peugeot 1810 S.A.S.”

ITEM 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Percentage interest calculations for each of the Reporting Persons are based on a total of 3,119,934,695 Common Shares issued and outstanding as of March 3, 2021, as reported by Stellantis on its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 4, 2021.”

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Consultation Understanding

On April 14, 2021, Peugeot 1810 and Exor N.V. (“Exor”) entered into an understanding (the “Consultation Understanding”) to establish a process to consult with one another on a cooperative and voluntary basis ahead of the general meetings of shareholders of the Issuer.  The following is a summary of the principal provisions of the Consultation Understanding, which is attached as Exhibit 7 hereto and incorporated by reference into this Item.

Pursuant to the Consultation Understanding, representatives of Exor and Peugeot 1810 would meet each year ahead of any general meeting of shareholders of the Issuer to exchange thoughts and discuss their respective views on the agenda items to be put to a vote or for discussion at such general meeting.  The Consultation Understanding does not create any obligation to reach a common view during the consultation process, and Exor and Peugeot 1810 remain free at all times to exercise their voting rights in the Issuer autonomously and independently, in their own discretion, and without being bound by any discussions between them.  The Consultation Understanding provides that the consultation process described above is not and will not be based on nor result in a sustained joint voting policy and is not aimed, and will not be aimed, either at acquiring control of the Issuer, or at frustrating the successful outcome of any offer for the Issuer, and that accordingly such consultations between Exor and Peugeot 1810 will not constitute and should not be classified as acting in concert within the meaning of any regulations for notifying voting rights and share capital interests in the Netherlands nor for purposes of any Dutch mandatory takeover offer rules.  The Parties have further agreed that: (a) they have not, by way of the Consultation Understanding or otherwise, formed a “group” (as such term is defined in Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended) for purposes of the U.S. federal securities laws; and (b) that notwithstanding anything to the contrary in the Consultation Understanding, nothing in the Consultation Understanding requires or will require Exor or Peugeot 1810 to take any action that could reasonably be expected to result in the formation of a “group” for purposes of the U.S. federal securities laws.

The Consultation Understanding came into effect on April 14, 2021, and will remain in force and effect until April 14, 2026, provided that it will be renewed automatically for another five years if neither of the parties serves the other a written notice of termination at least six months before the end of the initial term.  The Consultation Understanding is subject to and will be construed in accordance with Dutch law.

The joint press release of Peugeot 1810 and Exor announcing the entry into the Consultation Understanding is attached as Exhibit 8 and incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented to add the following information:

7	Consultation Understanding, dated as of April 14, 2021, by and between Exor N.V. and Peugeot 1810 S.A.S.

8	Joint Press Release of Exor N.V. and Peugeot 1810 S.A.S., dated April 14, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021	ÉTABLISSEMENTS PEUGEOT FRÈRES S.A.

	By:	/s/ Thierry Mabille de Poncheville
	Name:	Thierry Mabille de Poncheville
	Title:	Deputy Chief Executive Officer

Date: April 15, 2021	PEUGEOT INVEST S.A.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer

Date: April 15, 2021	PEUGEOT 1810 S.A.S.

	By:	/s/ Bertrand Finet
	Name:	Bertrand Finet
	Title:	Chief Executive Officer of Peugeot Invest S.A., which is President of Peugeot 1810 S.A.S.